UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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Vista Oil & Gas announces results of its first 2 wells in the Lower Carbonate landing zone of Vaca Muerta in Bajada del Palo Oeste, and provides an operational update

Mexico City, January 5, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today successful results in wells MDM-2025h and MDM-2027h corresponding to pad #4 in Bajada del Palo Oeste.

Wells MDM-2025h and MDM-2027h were the first 2 wells of the Company in the Lower Carbonate landing zone of Vaca Muerta, consisting of 2,186 meters of lateral length with 26 completion stages, and 2,551 meters of lateral length with 31 completion stages, respectively. The Lower Carbonate is the third Vaca Muerta landing zone drilled by Vista in Bajada del Palo Oeste, as the previous 12 wells, in pads #1 to #3, had been landed in La Cocina and Orgánico.

After 70 days of production, the cumulative production on a normalized basis of the MDM-2025h and MDM-2027h wells was 27% and 32% above Vista’s type curve (consisting of 2,800 meters lateral length, 47 completion stages), respectively -see Figure 1 below-. Peak IP-30 was 1,224 bbl/d of crude oil (1,390 boe/d) for MDM-2025h and 1,537 bbl/d of crude oil (1,746 boe/d) for MDM-2027h.

Figure 1 – Cumulative production of wells MDM-2025h and MDM-2027h normalized to 47 completion stages

The results of these two wells confirm the potential of the Lower Carbonate landing zone of Vaca Muerta in Bajada del Palo Oeste as an economical shale oil play. The petrophysical analysis in Bajada del Palo Oeste shows that the Lower Carbonate has an average total organic content of 5.2%, an average total porosity of 12.7% and an average water saturation of 26%, which are similar characteristics to those of the Orgánico landing zone. According to our geological model, this could add up to 150 new wells to our existing drilling inventory of 400 wells in Bajada del Palo Oeste, for a total of up to 550 wells.

In pad #4 we also landed 2 wells in La Cocina. During the completion of pad #4 we have not observed connectivity between the Lower Carbonate and La Cocina. This fact suggests the reservoirs of such landing zones are isolated, which provides greater flexibility in the development of Bajada del Palo Oeste.

Operational update

The 2 wells landed in La Cocina, MDM-2026h and MDM-2028h, consisted of 2,177 meters of lateral length with 44 stages and 2,554 meters of lateral length with 51 stages, respectively. After 70 days of production, the cumulative production on a normalized basis of the MDM-2026h and MDM-2028h wells was 29% and 26% above Vista’s type curve, respectively. Peak IP-30 was 1,989 bbl/d of crude oil (2,187 boe/d) for MDM-2026h and 2,244 bbl/d of crude oil (2,453 boe/d) for MDM-2028h.

In pad #5 we landed 2 wells in La Cocina and 2 wells in the Orgánico, with an average horizontal length of 2,444 meters and a total of 196 completion stages. We completed pad #5 with an average of 8.5 stages per day, allowing us to tie-in the 4 wells of the pad ahead of the original schedule, between November 28 and December 2.

The successful results of pad #4 and the early tie-in of pad #5 drove the production recovery that began late in September 2020. Vista’s production averaged approximately 30.6 kboe/d in Q4 2020, a 20% increase compared to the average production of the previous quarter. The year-end exit rate for the year 2020 was approximately 35.0 kboe/d.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754 8532

Mexico: +52 55 1167 8250

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer